Exhibit 99.1

Perfect Corp. Debuts on the New York Stock Exchange (NYSE)

- Perfect Corp., a Leading AR and AI SaaS Solution Provider in the Beauty and Fashion Industries, Today Becomes a
Publicly Listed Company Trading on the NYSE

NEW YORK – October 31, 2022 – Perfect Corp. (NYSE: PERF) ("Perfect" or the "Company"), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today became a publicly listed company trading on the New York Stock Exchange (the “NYSE”) with its Class A ordinary shares and warrants listed under the ticker symbols "PERF" and "PERF WS", respectively. Alice Chang, founder and Chief Executive Officer of Perfect, together with Perfect’s senior management team, rang the bell to open the first trading day of Perfect’s shares and warrants at the NYSE at 9:30 a.m. Eastern time on Monday, October 31, 2022.

NYSE OPENING BELL®
OCTOBER 31, 2022
PERF
LISTED
NYSE
PERFECT
PERF
LISTED
NYSE
NEW YORK STOCK EXCHANGE

Today, Perfect becomes the first Taiwan-based SaaS company listed on the NYSE, as a pioneer in transforming the consumer shopping experience with its sophisticated SaaS solutions, including live product try-on. Founded in 2015, Perfect is a global leading provider of AI and AR SaaS solutions to the beauty and fashion industries. The Company currently has offices located in 11 cities worldwide, including New York, Tokyo, Paris, and Shanghai and it serves over 450 cosmetic brands.

“We are excited to make our debut today as a public company seven years after our inception. This is a momentous day for Perfect, and we are thrilled with what we have achieved," said Alice Chang, founder and Chief Executive Officer of Perfect. "We have come this far thanks to our dedicated and world-class team of talents. Together, we have built Perfect into a global industry leader. We would like to thank our strategic investors and clients for their support and trust and for helping us to reach this milestone. Our NYSE listing marks not the destination but the beginning of an exciting new chapter. Leveraging our access to the global capital market, we plan to extend our industry coverage from beauty and fashion and adjacent sectors, augment our innovative AR and AI SaaS solutions, and empower more enterprises around the world to deliver transformative virtual product try-on experiences to consumers.”

With access to the global capital market, Perfect is committed to accelerating innovations in AI and AR SaaS solutions and expanding its business beyond beauty and fashion industries with its technology leadership and omnichannel reach. Perfect believes that it is well positioned to continue transforming consumers’ shopping experiences and capitalizing on its innovative technology, while maintaining environmental sustainability and fulfilling social responsibilities.

About Perfect Corp.

Founded in 2015, Perfect (NYSE: PERF) is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has a leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the business combination with Provident Acquisition Corp. (the “Business Combination”), the anticipated enterprise value of Perfect following the consummation of the Business Combination, any benefits of Perfect’s partnerships, strategies or plans as they relate to the Business Combination, anticipated benefits of the Business Combination and expectations related to the terms of the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, there are risks and uncertainties described in Perfect’s prospectus relating to the Business Combination, which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2022, and as amended or supplemented from time to time, and other documents filed by Perfect from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to risks and uncertainties set forth in the section entitled “Risk Factors” in the prospectus initially filed by Perfect with the SEC on September 30, 2022, as amended or supplemented from time to time. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Contacts

Investor Relations

Robin Yang, Partner

ICR, LLC

Email: Investor_Relations@PerfectCorp.com

Phone: +1 (646) 880 9057

Public Relations

Brad Burgess, SVP

ICR, LLC

Email: press@PerfectCorp.com

Phone: +1 (646) 308 1649

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